(Formerly Rockwell Ventures Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED NOVEMBER 30, 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	November 30 2007	May 31 2007
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$12,774,973	$32,626,376
Accounts receivable	346,140	1,724,418
Restricted cash (note 11(a))	15,519,569	15,642,120
Trade receivable from a related party (note 10)	3,817,520	839,253
Diamond inventory and supplies (note 4)	3,720,164	2,604,684
Prepaids and deposits	644,945	2,705,721
	36,823,311	56,142,572

Deferred financing costs (note 11(b))	300,000	–
Property, plant and equipment (note 5)	56,980,629	44,790,441
Mineral property interests (note 6)	24,928,327	24,121,855
Other assets and deposits	7,480,814	3,513,449
Reclamation deposits (note 8)	1,782,064	1,038,066

	$128,295,145	$129,606,383

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$7,857,809	$4,460,922
Amounts owing pursuant to acquisition	622,257	13,842,809
Due to related parties (note 10)	541,787	1,609,301
Income taxes	1,146,416	1,677,787
Current portion of capital lease obligations (note 7)	7,004,539	7,808,955
	17,172,808	29,399,774

Long-term liabilities
Capital lease obligations (note 7)	6,976,410	9,294,581
Future income taxes	13,384,349	11,978,860
Reclamation obligation (note 8)	1,422,026	1,361,557
	21,782,785	22,634,998

Non-controlling interest	8,612,975	5,978,769

Shareholders' equity
Share capital (note 9)	98,126,339	88,903,530
Warrants (note 9)	1,693,197	1,693,197
Contributed surplus	1,206,856	599,749
Deficit	(20,299,815)	(19,603,634)
	80,726,577	71,592,842
Nature and continuance of operations (note 1)
Subsequent events (notes 11)
Contingencies and commitments ( note 6 and 12)

	$128,295,145	$129,606,383

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dominique de la Roche

Dr. John Bristow	Dominique de la Roche
Director, Chief Executive Officer	Director, Chief Financial Officer

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Six months ended November
	2007	2006	2007	2006

Revenue
Rough diamonds sales (note 10(h))	$12,072,363	$–	$26,094,337	$–
Contract diamond sales (note 10(h))	–	–	179,975	–
Other sales	52,581	–	73,096	–
	12,124,944	–	26,347,408	–
Cost of sales
Cost of rough diamonds sales	(9,570,978)	–	(15,227,061)	–
Cost of contract diamond sales	–	–	(152,979)	–
Amortization and depletion	(2,141,157)	–	(4,116,170)	–
Operating profit	412,809	–	6,851,198	–

Expenses
Accretion of reclamation obligation (note 8)	27,857	–	86,400	–
Exploration	126,741	525,952	430,385	700,693
Foreign exchange gain	(126,397)	(394,352)	(767,664)	(388,601)
Legal, accounting and audit	252,611	325,928	318,373	541,286
Office and administration	849,940	407,954	1,549,836	720,259
Shareholder communications	64,357	50,976	134,149	91,413
Stock-based compensation - exploration (note 9(b))	167,109	9,292	173,571	29,301
Stock-based compensation - administration (note 9(b))	449,672	9,102	475,283	27,134
Travel and conferences	147,443	125,299	273,247	261,062
Transfer agent	97,977	52,484	104,870	97,463
	2,057,310	1,112,635	2,778,450	2,080,010
Other items
Loss (gain) on disposal of equipment	3,323	–	(21,954)	–
Interest income	(185,813)	(51,073)	(671,566)	(52,509)
Interest on capital leases	427,301	–	898,496	–
Convertible note accretion and interest expense	101,618	1,156,255	187,392	1,501,043
Loss on early extinguishment of convertible promissory notes	–	137,957	–	137,957
Write-down of marketable securities	–	–	–	1
	346,429	1,243,139	392,368	1,586,492

Profit (loss) before income taxes	(1,990,930)	(2,355,774)	3,680,380	(3,666,502)
Income tax recovery (expense)	398	–	(26,496)	–
Future income tax recovery (expense)	25,768	–	(1,715,859)	–
Profit (loss) before non-controlling interest	(1,964,764)	(2,355,774)	1,938,025	(3,666,502)
Non-controlling interest	837,374	–	(2,634,206)	–
Loss for the period	(1,127,390)	(2,355,774)	(696,181)	(3,666,502)

Other comprehensive income (loss)	–	–	–	–
Total Comprehensive Loss	$(1,127,390)	$(2,355,774)	$(696,181)	$(3,666,502)

Basic and diluted loss per common share	$(0.01)	$(0.08)	$(0.00)	$(0.15)

Weighted average number of
common shares outstanding	187,816,993	30,322,392	187,225,090	25,282,223

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Six months ended November 30		Year ended May 31
		2007		2007
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	186,976,219	$88,903,530	23,694,776	$11,857,649
Share purchase options exercised at $0.40 per share	107,917	43,167	9,167	3,734
Share purchase options exercised at $0.42 per share	10,000	4,200	–	–
Private placement November 2006, net of issue costs at $0.47 per share	–	4,160	42,000,000	19,784,230
Private placement May 2007, net of issue costs at $0.47 per share	–	–	116,007,154	54,184,270
Interest consideration for convertible promissory at $0.60 per share notes	–	–	1,734,127	1,045,000
Interest consideration for credit facility at $0.61 per share	–	–	1,939,562	1,182,869
Interest consideration for loan at $0.55 per share	–	–	497,993	273,896
Commission consideration for private placement at $0.52 per share	–	–	1,093,440	568,588
Commission consideration for private placement at $0.60 per share	500,000	300,000	–	–
Warrants exercised at $0.60 per share	2,400,000	1,440,000	–	–
Consideration for acquisition of property net of issue cost at $0.78 per share (note 6)	7,848,663	6,081,842	–	–
Consideration for property finders fees at $0.78 per share (note 6)	1,676,529	1,307,693	–	–
Fair value of stock options allocated to shares issued on exercise	–	41,747	–	3,294
Balance at end of the period	199,519,328	$98,126,339	186,976,219	$88,903,530

Warrants
Broker warrants issued as consideration for private placement		1,693,197		1,693,197
		$1,693,197		$1,693,197

Contibuted surplus
Balance at beginning of the period		599,749		523,420
Stock-based compensation (note 9(b))		648,854		79,623
Fair value of stock options allocated to shares issued on exercise		(41,747)		(3,294)
Balance at end of the period		$1,206,856		$599,749

Deficit
Balance at beginning of the period		(19,603,634)		(13,238,492)
Loss for the period		(696,181)		(6,365,142)
Balance at end of the period		$(20,299,815)		$(19,603,634)

TOTAL SHAREHOLDERS' EQUITY		$80,726,577		$71,592,842

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Six months ended November 30
Cash provided by (applied to):	2007	2006	2007	2006

Operating activities
Profit (loss) for the period	$(1,127,390)	$(2,355,774)	$(696,181)	$(3,666,502)
Items not affecting cash
Accretion of reclamation obligation	27,857	–	86,400	–
Amortization and depletion	1,381,374	219	2,580,237	219
Amortization of capital lease equipment	759,783	–	1,535,933	–
Write-down of marketable securities	–	–	–	1
Loss on early extinguishment of convertible promissory note	–	137,957	–	137,957
Non cash convertible note accretion and interest expense	–	1,156,255	–	1,501,043
Stock-based compensation	616,781	18,394	648,854	56,434
Unrealized foreign exchange gain	(28,444)	–	(1,078,947)	–
(Profit) loss on disposal of equipment	3,323	–	(21,954)	–
Future income tax expense	(25,768)	–	1,715,859	–
Provision for site reclamation	(4,722)	–	(25,931)	–
Non-controlling interest	(837,374)	–	2,634,206	–
Changes in non-cash working capital items
Accounts receivable	85,450	(590,839)	1,378,278	(659,281)
Amounts due to and from related parties	(1,022,759)	–	(2,978,267)	–
Inventory	1,723,631	–	(1,115,480)	–
Prepaids and deposits	913,442	–	2,060,776	–
Accounts payable and accrued liabilities	3,328,091	(46,807)	3,396,887	(52,284)
Income taxes	(261,320)	–	(531,371)	–
Cash provided by (used in) operating activities	5,531,955	(1,680,595)	9,589,299	(2,682,413)

Investing activities
Loan to Durnpike Investments (Pty) Limited	–	(3,779,144)	–	(11,559,922)
Restricted cash	21,087	–	122,551	–
Mineral property acquisitions	2,426,673	–	926,071	–
Purchase of equipment	(10,769,428)	(10,500)	(15,192,168)	(10,500)
Proceeds received on disposal of equipment	447,020	–	829,923	–
Other assets and deposits	(1,684,772)	–	(3,967,365)	–
Reclamation deposits	(63,177)	–	(743,998)	–
Cash used in investing activities	(9,622,597)	(3,789,644)	(18,024,986)	(11,570,422)

Financing activities
Principal repayments under capital lease obligations	(2,846,194)	–	(4,701,019)	–
Common shares and warrants issued for cash, net of issue costs	1,297,167	19,784,254	1,491,527	19,784,587
Amounts received (paid) to related parties	(2,199,094)	(220,213)	(1,067,514)	(944,867)
Amounts paid pursuant to property acquisition	(478,304)	–	(7,138,710)	–
Credit facility	–	6,000,000	–	6,000,000
Repayment of convertible promissory notes	–	(9,500,000)	–	(9,500,000)
Issuance of convertible promissory notes	–	–	–	9,500,000
Cash provided by (used in) investing activities	(4,226,425)	16,064,041	(11,415,716)	24,839,720

Increase (decrease) in cash and equivalents during the period	(8,317,067)	10,593,801	(19,851,403)	10,586,885

Cash and equivalents, beginning of period	21,092,040	185,115	32,626,376	192,031

Cash and equivalents, end of period	$12,774,973	$10,778,916	$12,774,973	$10,778,916

Interest paid during the period	$101,618	$–	$187,392	$–
Interest received	$185,813	$–	$671,566	$–
Income taxes paid during the period	$261,320	$–	$531,371	$–

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares - deferred financing cost (note 11(b))	$–	$–	$300,000	$–
Issuance of common shares - interest on convertible promissory notes	$–	$522,500	$–	$1,045,000
Issuance of common shares - interest on credit facility	$–	$594,000	$–	$594,000
Issuance of commons shares as consideration for acquisition of property (note 6)	$6,081,842	$–	$6,081,842	$–
Issuance of common shares as consideration for property finders fees (note 6)	$1,307,693	$–	$1,307,693	$–
Fair value of stock options allocated to shares issued upon exercise	$9,040	$337	$41,747	$337
Equipment acquired under capital lease (note 5)	$1,136,242	$–	$1,922,159	$–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Diamonds Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production, acquiring and exploring natural resource properties. The Company's principal mineral property interests are located in South Africa and Chile.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements except for changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Subsequent to the quarter ended November 30, 2007, the Company's Board of Directors approved a resolution to change the Company's year end from May 31, 2008 to February 29, 2008. The change in year end is subject to regulatory approval.

Operating results for the three and six months ended November 30, 2007 are not necessarily indicative of the results that may be expected for the year ending February 29, 2008.

The Company has estimated that it will have adequate funds from existing working capital to meet its corporate, operational, development, administrative and property obligations for the coming year. The Company will periodically need to obtain additional financing, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for the Company's mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company's continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

Effective June 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3855 — Financial Instruments — Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to June 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity and available-for-sale financial assets. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

  Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

  Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and closes are recognized in other comprehensive income.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(b)	Section 3865 — Hedges.

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(c)	Section 1530 — Comprehensive Income.

Comprehensive income is the change in the Company's shareholder equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders' equity. As at November 30, 2007, the Company had no accumulated other comprehensive income and for the three and six months ended November 30, 2007, comprehensive income (loss) equals net loss.

4.	DIAMOND INVENTORY AND SUPPLIES

	November 30, 2007	May 31, 2007
Rough diamond inventory	$1,374,894	$644,459
Mine supplies	2,002,950	1,741,412
Fuel, oil and grease	342,320	218,813
Total inventory and supplies	$3,720,164	$2,604,684

5.	PROPERTY, PLANT AND EQUIPMENT

	As at November 30, 2007
		Accumulated	Net book
	Cost	amortization	value
Land and building	$7,016,467	$—	$7,016,467
Processing plant and equipment	28,548,842	1,660,518	26,888,324
Processing plant and equipment under capital lease	23,761,993	2,236,170	21,525,823
Office equipment	400,628	89,263	311,365
Vehicles and light equipment	1,578,632	471,136	1,107,496
Vehicles and light equipment under capital lease	154,299	23,145	131,154
	$61,460,861	$4,480,232	$56,980,629

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

	As at May 31, 2007
		Accumulated	Net book
	Cost	amortization	value
Land and building	$3,823,455	$—	$3,823,455
Processing plant and equipment	16,307,635	609,026	15,698,609
Processing plant and equipment under capital lease	24,686,561	870,018	23,816,543
Office equipment	299,072	20,515	278,557
Vehicles and light equipment	1,065,396	43,199	1,022,197
Vehicles and light equipment under capital lease	158,795	7,715	151,080
	$46,340,914	$1,550,473	$44,790,441

6.	MINERAL PROPERTY INTERESTS

	Six months ended	Year ended
Acquisition Costs	November 30, 2007	May 31, 2007
Durnpike Investments (Pty) Limited
Balance, beginning of period	$24,121,854	$—
Acquisition costs	1,241,097	18,696,487
Financial, legal, advisory, and other fees	15,822	527,328
Future income tax liability	424,850	5,421,981
Depletion of mineral properties during the period	(875,296)	(523,942)
Durnpike Investments (Pty) Limited, end of period	24,928,326	24,121,854
Ricardo Property	1	1
Balance, end of period	$24,928,327	$24,121,855

In July 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a South African private company with an alluvial diamond property in the Wouterspan project area, for total cash consideration to the acquired company's shareholders of $2,208,500 which comprised of $1,465,000 for mineral rights and properties and $743,500 for land and buildings.

Pursuant to the Definitive Agreement disclosed in note 5(a) of the audited financial statements for year ended May 31, 2007, the Company was committed to issue Common Shares of the Company as consideration for acquiring all of the shares and loans in Durnpike for ZAR39.8 million ($6.1 million) on the earlier of (i) the date of the Johannesburg Stock Exchange listing (“JSE Listing”); and (ii) within 12 months from signature of the Definitive Agreement.

On November 30, 2007, the Company began trading on the Johannesburg Stock Exchange and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 Common Shares as settlement of its commitment and also 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

7.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company's capital lease obligations are with the following financial institutions:

	As at	As at
	November 30, 2007	May 31, 2007
Liebherr Finance	$18,563	$131,572
ELB Finance	127,093	175,180
Stannic	2,758,609	3,452,953
Wesbank	396,012	557,153
Nedbank	2,759,693	4,383,372
Komatfin	7,920,979	8,403,305
	$13,980,949	$17,103,535

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

As at
November 30,
2007
2008	$7,205,099
2009	5,927,037
2010	2,473,945
Total minimum lease payments	15,606,081
Less interest portion	(1,625,132)
Present value of capital lease obligations	13,980,949
Current portion	(7,004,539)
Non-current portion	$6,976,410

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	RECLAMATION OBLIGATION

The continuity of the provision for site closure and reclamation costs related to the Holpan, Wouterspan and the Klipdam mines are as follows:

Balance, May 31, 2007	$1,361,557
Changes during the period:
Reclamation expenses incurred during the period	(25,931)
Accretion expense	86,400
Site closure and reclamation obligations, November 30, 2007	$1,422,026

The estimated amount of the reclamation costs, adjusted for estimated inflation at 6% per year, is $800,000 for the Klipdam mine in the year 2011, $1.3 million for the Holpan mine in the year 2013 and $2.6 million for the Wouterspan mine in the year 2027 and is expected to be spent over periods of approximately three years beginning in 2011, 2013 and 2027. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 13%, to arrive at a net present value of $1,422,026. The accretion of $86,400 (2007 — $Nil) is charged to the statement of operations.

As required by regulatory authorities, at November 30, 2007, the Company had cash reclamation deposits totaling $1,782,064 (2007 — $ 1,038,066) comprised of $1,622,676 (2007 — $ 878,678) for the Holpan and Wouterspan mines and $159,388 (2007 — $159,388) for the Klipdam mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 8% to 9.5%.

9.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none have been issued.

(b)	Share purchase options

The continuity of share purchase options for the period ended November 30, 2007 is as follows:

	Exercise	May 31			Expired/	November 30
Expiry date	price	2007	Granted	Exercised	cancelled	2007
September 28, 2007	$ 0.40	107,917	—	107,917	—	—
February 29, 2008	$ 0.42	190,000	—	10,000	5,000	175,000
March 28, 2008	$ 0.50	150,000	—	—	—	150,000
July 10, 2010	$ 0.68	—	300,000	—	—	300,000
September 24, 2012	$ 0.62	—	5,905,500	—	—	5,905,500
November 14, 2012	$ 0.63	—	1,114,500	—	—	1,114,500
		447,917	7,320,000	117,917	5,000	7,645,000

Weighted average exercise price		$ 0.44	$ 0.62	$ 0.40	$ 0.42	$ 0.62
Weighted average fair value of options granted during the period						$ 0.62

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

As at November 30, 2007, 325,000 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended		Six months ended
	November 30		November 30
	2007	2006	2007	2006
Exploration and engineering	$167,109	$9,292	$173,571	$29,301
Operations and administration	449,672	9,102	475,283	27,134
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$616,781	$18,394	$648,854	$56,434

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	Three months ended		Six months ended
	November 30		November 30
	2007	2006	2007	2006
Risk free interest rate	4%	4%	4%	4%
Weighted average expected life	2.0 years	1.7 years	1.7 years	1.7 years
Vesting period	3-10 months	3-10 months	3-10 months	3-10 months
Weighted average expected volatility	83%	108%	83%	108%
Expected dividends	nil	nil	nil	nil

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended November 30, 2007 is:

Expiry date	November 22, 2008	(i)	May 09, 2009	(ii)	May 09, 2009	(iii)
Exercise price	$0.80		$0.70		$0.70
Balance, May 31, 2007	42,000,000		116,007,154		5,772,000
Issued	—		—		—
Exercised	2,400,000		—		—
Expired	—		—		—
Balance, November 30, 2007	39,600,000		116,007,154		5,772,000

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. All securities are subject to a four month hold period in Canada which expired on September 10, 2007.

(iii)

In May 2007, the Company issued 5,772,000 broker warrants exercisable over two years at $0.70 expiring on May 9, 2009. Using a Black-Scholes option pricing model the fair values of 5,772,000 broker warrants granted in the amount of $1,693,197 have been reflected in the consolidated balance sheet. The weighted-average assumptions used to

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

estimate the fair value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances payable	November 30, 2007	May 31, 2007
Hunter Dickinson Inc. (a)	$153,341	$37,571
Euro-American Capital Corporation (b)	6,561	2,879
CEC Engineering (c)	10,446	5,558
Durnpike shareholder loans (i)	36,361	1,503,566
Banzi Trading (j)	—	2,191
Jakes Tyres (k)	289,434	10,993
Cashmere Trading (g)	45,644	46,543
	$541,787	$1,609,301

Balances receivable

Flawless Diamonds Trading House (h)	$3,782,853	$781,928
Banzi Trading (j)	34,667	—
AA Van Wyk (l)	—	57,325
	$3,817,520	$839,253

	Three months ended		Six months ended
	November 30		November 30
Transactions	2007	2006	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$283,436	$565,291	$504,305	$956,722
Euro-American Capital Corporation (b)	6,208	2,960	14,356	7,400
CEC Engineering (c)	17,641	62,087	32,916	107,420
John Bristow (d)	—	41,188	—	102,096
Jeffrey B Traders CC (e)	13,185	55,386	52,740	55,386
Seven Bridges Trading (f)	19,277	—	38,929	—
Cashmere Trading (g)	119,544	—	239,088	—
Banzi Trade 26 (Pty) Ltd (j)	5,064	—	9,155	—
Jakes Tyres (k)	737,538	—	871,400	—
AA Van Wyk (l)	—	—	150,716	—

Sales rendered to:
Flawless Diamonds Trading House (h)	$12,072,363	$—	$26,274,312	$—

(a)

Hunter Dickinson Inc. (“HDI”) is private company owned equally by nine public companies, one of which is Rockwell, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. There are no specific terms of repayment.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)	John Bristow, President, Chief Executive Officer and a director of the Company, provided engineering consulting services at market rates to the Company.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company's South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

Pursuant to the Company' agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited from eight individuals (the “Vendors”), of which three individuals from the Vendors were subsequently appointed to the Company's Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

(j)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie, a member of the van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the period, Banzi provided the Company with buildings materials at market rates.

(k)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

(l)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

11.	SUBSEQUENT EVENTS

(a) Acquisition of Saxendrift Mine (Pty) Ltd.

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company's wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

  the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

  a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resource and 30.4 million cubic meters of inferred resources;

  the material plant, machinery, equipment and other movable assets owned and/or used by THO valued at ZAR53 million (approx. $8.0 million);

  certain employees of THO; and

  a rehabilitation liability which will be taken over by the Company.

The Company will pay cash consideration to Trans Hex of approximately ZAR100.4 million ($14.8 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.6 million)). An independent consultant has been appointed to determine the value of the rehabilitation bonds. All payments and liabilities are expected to total approximately $16.2 million, subject to certain final adjustments. Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose entity (“Saxendrift SPV”), to be acquired by the Rockwell RSA. The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

  The unconditional approval of South Africa's Competition Commission; which has already taken place;

  All requisite consents by South Africa's Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift SPV and the acquisition by the Company of the shares in Saxendrift SPV;

  Satisfactory provision by the Company of certain financial undertakings to THO;

  Approval by the TSX Venture Exchange;

  Completion by the Company of a mineral title due diligence investigation; and

  The audited balance sheet of Saxendrift SPV as at the effective date.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed in care and

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

In January 2007, the Company entered into a credit facility with Canadian Imperial Bank of Commerce (“CIBC”) for a standby letter of credit of $16.5 million for the acquisition of Saxendrift Mine. The Company secured this facility by providing sufficient funds on deposit equal the amount of the outstanding letter of credit, being $15.6 million as of May 31, 2007. The facility was not utilized and expired on July 31, 2007.

On July 31, 2007 the funds, previously utilized to secure the facility, were transferred to an account held in trust for the Company for acquisition of the Saxendrift Mine.

(b) January 2008, Private Placement of $14.5 million

In January 2008 the Company completed a brokered private placement of 24,101,285 Common Shares at a price of $0.60 per share for total proceeds of Cdn$14,460,771.

The Company issued 500,000 Common Shares and paid a cash fee of $300,000 as finder's fees relating to the private placement. All shares issued pursuant to the private placement are subject to a hold period expiring on March 31, 2008.

Proceeds from the financing will be used to fund Rockwell's diamond operations and new project evaluation and development.

12.	CONTINGENCIES AND COMMITMENTS

(a)

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement (see note 5(a) of the audited financial statements for the year ended May 31, 2007) in accordance with a mandate granted by such shareholder, denied the validity of the Midamines Agreement. The remaining 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company's proposed operations on the site, and it is consequently the Company's position that the required royalty payments have become suspended for the duration of Midamines internal dispute.

The Company remains committed to the Kwango River Project and is confident that the ongoing dispute between the shareholders of Midamines will be resolved. The Company will obtain formal legal advice from both Belgian and DRC legal counsel as soon as possible as the Midamines Agreement is governed by Belgian law and the obligations under the Midamines Agreement are to be implemented, where required, in accordance with the laws of the DRC. Concurrently, the Company will also monitor the resolution of the internal dispute between the Midamines shareholders. If the issue of minimum royalty payments is not settled on or before December 31, 2008, the Company will seek formal legal advice and may consider formally terminating the Midamines Agreement.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(b)

In April 2007 the Company, entered into an agreement in relation to its Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. As at November 30, 2007 the Company is committed to pay the remaining consideration of ZAR4.2 million ($622,257) in the following manner:

  ZAR3 million ($450,300) shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after date a listing on the JSE.

  The remaining balance payable of shall be paid in monthly payments of ZAR500,000 ($75,050). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.